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Exhibit 9.1

TALISMAN ENERGY INC.
INTEREST COVERAGE CALCULATION

	12 Months Ended December 31, 2004	12 Months Ended September 30, 2005
	($000,000)	($000,000)
Interest coverage — income
Net income	654	1,149
Add back: Future income taxes	(111)	(30)
Current income taxes	478	946
Interest on long-term debt	173	159

(A) Total 12 months	1,194	2,224

Interest on long-term debt	173	159
Capitalized interest	13	17

(B) Interst on ltd + capitalized interest — 12 months	186	176

A/B	6.40	12.67

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  Exhibit 9.1